SUB-ITEM 77C

The shareholders of MFS Global Growth Fund, a series of MFS Series Trust VIII, held a special meeting of shareholders on February 15, 2008. Shareholders represented in person or by proxy voted as follows

Proposal 1 To approve an  amendment  to the current  Master

Distribution  Plan adopted  pursuant to Rule 12b-1  under the  Investment

Company Act of 1940,  as amended, with respect to Class R1 Shares of the Fund.


           Number of Dollars       % of Outstanding        % of Dollars Voted
                                      Dollars


Affirmative   $806,795.47                 68.923%             97.289%


Against       $0.00                       .000%               .000%


Abstain       $22,485.32                  1.921%              2.711%


TOTAL        $829,280.79                 70.844%            100.000%